Exhibit 99.1

NEWS RELEASE

Fortuna reports strong gold equivalent production of 112,543 ounces in the first quarter of 2024

Vancouver, April 8, 2024 - Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports strong gold and gold equivalent production for the first quarter of 2024 from its five operating mines in West Africa and Latin America. Gold and silver production for the quarter was 89,678 ounces and 1.1 million ounces, respectively, or 112,543 gold equivalent ounces1, including lead and zinc by-products.

Fortuna reiterates its 2024 annual production guidance range of 343 to 385 thousand ounces of gold and 4.0 to 4.7 million ounces of silver or between 457 and 497 thousand ounces of gold equivalent ounces2, including lead and zinc by-products (refer to Fortuna news release dated January 18, 2024). All amounts expressed in this news release are in US dollars unless otherwise stated.

Q1 2024 highlights

•	$40 million was repaid on the Company's credit facility in Q1 2024, resulting in a total of $121 million paid since Q3 2023.
•	1,030,375 shares were repurchased under its normal course issuer bid program at an average price of $3.42 per share totaling $3.52 million.
•	On April 1, the Company exercised its right to acquire 50 percent of the 1.2 percent net smelter return (NSR) at the Séguéla Mine for AUD$10 million as per a royalty agreement with Franco Nevada Corp. dated March 30, 2021.
•	Gold equivalent production of 112,543 ounces; a 20 percent increase compared to Q1 2023 (94,110 oz Au Eq)[4] and a 17 percent decrease compared to Q4 2023 (136,154 oz Au Eq)[3].
•	Gold production of 89,678 ounces; a 49 percent increase compared to Q1 2023 (60,092 oz Au)[4]. and a decrease of 16 percent compared to Q4 2023 (107,376 oz Au)[3].
•	Silver production of 1,074,571 ounces; a 32 percent decrease compared to Q1 2023 (1,586,378 oz Ag) and a decrease of 21 percent compared to Q4 2023 (1,354,003 oz Ag)[3].
•	Total Recordable Injury Frequency Rate (TRIFR) of 3.10 compared to 1.39 in Q1 2023.

Notes:

1.	Au Eq includes gold, silver, lead, and zinc and is calculated using the following metal prices: $2,087/oz Au, $23.43/oz Ag, $2,084/t Pb and $2,450/t Zn or Au:Ag = 1:89.08, Au:Pb = 1:1.00, Au:Zn = 1:0.85
2.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,800/oz Au, $22/oz Ag, $2,000/t Pb and $2,500/t Zn or Au:Ag = 1:81.82, Au:Pb = 1:0.90, Au:Zn = 1:0.72
3.	Refer to Fortuna news release dated January 18, 2024, “Fortuna reports record 2023 production of 452 koz Au Eq and 2024 annual guidance of 457 to 497 koz Au Eq”
4.	Refer to Fortuna news release dated April 12, 2023, “Fortuna reports production of 94,110 gold equivalent ounces for the first quarter of 2023”

Q1 2024 Consolidated Gold and Silver Production

	Gold Production (oz)			Silver Production (oz)
	Q1 2024	Q1 2023	2024 Annual Guidance (koz)	Q1 2024	Q1 2023	2024 Annual Guidance (Moz)
Séguéla, Côte d’Ivoire	34,556	-	126 - 138	-	-	-
Yaramoko, Burkina Faso	27,177	26,437	105 - 119	-	-	-
Lindero, Argentina	23,262	25,258	93 - 105	-	-	-
San Jose, Mexico	4,533	8,231	19 - 23	759,111	1,303,312	3.1 - 3.6
Caylloma, Peru	150	166	-	315,460	283,066	0.9 - 1.1
Total	89,678	60,092	343 - 385	1,074,571	1,586,378	4.0 - 4.7

West Africa Region

Séguéla Mine, Côte d’Ivoire: Solid production with mill throughput above design capacity

	Q1 2024	Q4 2023
Tonnes milled	394,837	387,624
Average tpd milled	4,339	4,123
Gold grade (g/t)	2.79	3.62
Gold recovery (%)	94.4	94.9
Gold production[1] (oz)	34,556	43,096

Note:

1.	Production includes doré only

Mining

In the first quarter of 2024, mine production totaled 420,538 tonnes of ore, averaging 2.23 g/t Au, and containing an estimated 30,192 ounces of gold from the Antenna and Ancien pits. Movement of waste during the quarter totaled 2,538,067 tonnes, for a strip ratio of 6:1.

Production was mainly focused on the Antenna pit which produced 401,109 tonnes of ore, the remainder being mined at the Ancien pit. A total of 700,229 tonnes of waste was also mined at Ancien. Waste mining commenced at Koula during the quarter with 18,063 tonnes of waste being mined.

Processing

At the processing plant, 394,837 tonnes of ore were treated at an average grade of 2.79 g/t Au, producing 34,556 ounces of gold.

Throughput for the quarter averaged 195 tonnes per hour (t/hr), versus name plate design capacity of 154. Mill constraints continued to be tested with throughputs of up to 220 t/hr being recorded over a seven-day period. This was achieved with a 60/20/20 blend of fresh, transitional and oxide ore respectively. The Life of Mine (LOM) blend consists of 85 percent fresh rock. A relining of the mill is planned in April, and further tests will then be conducted with a blend more representative of the LOM blend. Mine design and scheduling continues with the focus being on the requirements to sustainably meet the expected higher throughput rates.

Yaramoko Mine, Burkina Faso: Continues to meet targets

	Q1 2024	Q4 2023
Tonnes milled	107,719	110,445
Average tpd milled	1,456	1,200
Gold grade (g/t)	8.79	7.16
Gold recovery (%)	98.2	98.3
Gold production (oz)	27,177	28,235

Note:

1.	Production includes doré only

In the first quarter of 2024, Yaramoko produced 27,177 ounces of gold at an average head grade of 8.79 g/t Au, a 4 percent decrease and 23 percent increase, respectively, compared to the fourth quarter in 2023. A planned shutdown reduced throughput in Q4 2023 and Q1 2024. During the quarter, the Company identified further extensions to the mineralization in the western and eastern extremities of the 55 Zone.

Drilling focused on infill grade control and exploring for extensions beyond the mineralized resource envelope in the deeper eastern and western portions of the 55 Zone.

Stoping operations at the QVP orebody accelerated with batch mill tests confirming grade expectations.

In total 123,877 tonnes of ore were mined from underground at a grade of 8.30 g/t Au containing an estimated 33,053 ounces of gold.

Latin America Region

Lindero Mine, Argentina: Steady gold production, on track to meet annual guidance

	Q1 2024	Q4 2023
Ore placed on pad (t)	1,547,323	1,556,000
Gold grade (g/t)	0.60	0.63
Gold production (oz)[1]	23,262	29,591

Note:

1.	Production includes doré, gold in carbon, and gold in copper concentrate

During the first quarter of 2024, ore mined was 2 million tonnes, with a stripping ratio of 0.54:1. A total of 1.55 million tonnes of ore were placed on the leach pad at an average gold grade of 0.60 g/t, containing an estimated 29,670 ounces.

Lindero’s gold production in the quarter was 23,262 ounces, comprised of 20,423 ounces in doré bars, 2,814 ounces of gold contained in fine carbon, and 25 ounces contained in copper concentrate. This is 21 percent lower compared to the fourth quarter of 2023, explained by the lower head grade of ore placed on the leach pad and a reduction in the gold-rich carbon inventory. Gold production is aligned with the mining sequence and the Mineral Reserves estimates.

As of March 31, 2024, the $41 million leach pad expansion project is approximately 35 percent complete. The construction package of the project commenced in January 2024, and is 18 percent complete, with contractors on site undertaking earthworks and construction of the impulsion line. The procurement and construction management (PCM) service was awarded to Knight Piésold consultants, with the PCM project offices installed and personnel onsite as of the third quarter of 2023. Procurement is 92 percent complete, with critical path items onsite. The final shipments of geomembrane and geosynthetic clay liner are currently in transit, and the pump manufacturing for the new impulsion line are all on schedule. In addition to the current works, liner installation and major mechanical works are expected to commence in the second quarter of 2024. The project is scheduled to be practically complete in the fourth quarter of 2024, with operations beginning ore placement by the end of 2024 according to the stacking plan for the year.

San Jose Mine, Mexico: Production in line with mine plan

	Q1 2024	Q4 2023
Tonnes milled	181,103	241,035
Average tpd milled	2,182	2,678
Silver grade (g/t)	147	145
Silver recovery (%)	88.73	90.78
Silver production (oz)	759,111	1,023,525
Gold grade (g/t)	0.90	0.91
Gold recovery (%)	86.76	89.64
Gold production (oz)	4,533	6,345

The San Jose Mine produced 759,111 ounces of silver at an average head grade of 147 g/t Ag and 4,533 ounces of gold at an average head grade of 0.90 g/t Au. The decrease in silver and gold production for the first quarter of 2024 when compared to the fourth quarter of 2023, is explained by lower tonnage extracted, which is consistent with the annual plan and guidance. The processing plant milled 181,103 tonnes at an average of 2,182 tonnes per day, in line with the plan for the period.

The San Jose Mine has less operational flexibility in 2024 compared to 2023 due to the reduced and more dispersed Mineral Reserves associated with the Trinidad deposit. Production areas contain lower head grades and a higher presence of ferrous oxides in the upper levels, which impacted recoveries by approximately 2 percent in the quarter. The operation is experiencing cost pressures, mainly driven by a continued appreciation of the Mexican peso. The Company conducts regular assessments and trade-offs between maintaining operations and a care and maintenance option.

Caylloma Mine, Peru: Consistent performer

	Q1 2024	Q4 2023
Tonnes milled	137,096	140,800
Average tpd milled	1,540	1,564
Silver grade (g/t)	87	88
Silver recovery (%)	82.08	83.40
Silver production (oz)	315,460	330,478
Lead grade (%)	3.48	3.84
Lead recovery (%)	90.55	90.58
Lead production (lbs)	9,530,584	10,798,242
Zinc grade (%)	4.46	5.00
Zinc recovery (%)	90.32	89.86
Zinc production (lbs)	12,182,745	13,933,215

Note:

1.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate

In the first quarter 2024, the Caylloma Mine produced 315,460 ounces of silver, 5 percent lower compared to the fourth quarter 2023, at an average head grade of 87 g/t Ag.

Zinc and lead production was 12.2 and 9.5 million pounds, respectively, which represents a 13 and 12 percent decrease from the fourth quarter 2023, respectively. Zinc and lead average head grades were 4.46 % and 3.48%, an 11 and 9 percent decrease, respectively, against the fourth quarter of 2023.

Lower metal production compared to the previous quarter was due to lower grades, which are in line with the Mineral Reserves estimates and production guidance for the year.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; statements reiterating the Company’s 2024 annual production guidance and the likelihood of the Company meeting such annual production guidance, including that gold production at the Lindero Mine is on-track to meet annual guidance; the expected timing for completion of the leach pad expansion project at the Lindero Mine and the timing for the operations to begin ore placement; the Company’s expectations regarding the mill at the Séguéla Mine, including the timing for the relining of the mill and for further testing; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations such as the Séguéla Mine; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict and the Israel – Hamas war, and the impacts such conflicts may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the possibility that the appeal in respect of the ruling in favour of Compañia Minera Cuzcatlan S.A. de C.V. reinstating the environmental impact authorization (the “EIA”) at the San Jose Mine will be successful; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labour relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and Mineral Reserve and Mineral Resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.